EXHIBIT 99.1

02/CAT/17

Not for release in Australia, Japan and the Republic of Ireland

Page 1 of 1

FOR IMMEDIATE RELEASE

22:00 EST April 26, 2002, 03:00 GMT 27 April 2002

For Further Information Contact:
Cambridge Antibody Technology       Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233           Tel: +44 (0) 20 7950 2800
John Aston, Finance Director        Kevin Smith
Rowena Gardner, Head of Corporate   Graham Herring
Communications
                                    BMC Communications/The Trout Group (USA)
                                    Tel: 001 212 477 9007
                                    Brad Miles, ext 17 (media)
                                    Brandon Lewis, ext.15 (investors)


                                 EXPIRY OF BID
                  BY CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
                       FOR DRUG ROYALTY CORPORATION INC.


Melbourn, UK and Toronto, Canada...Cambridge Antibody Technology Group plc ("CAT") (LSE: CAT; NASDAQ: CATG) has announced that its offer, through its wholly-owned subsidiary 3982904 Canada Inc., for Drug Royalty Corporation Inc. (TSE: DRI) expired in accordance with its terms at 9:00 p.m. EST on April 26, 2002 without the conditions to the offer having been satisfied. CAT has not extended the offer.


                                    -ENDS-